Filed by ABN AMRO Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-9
of the Securities Exchange Act of 1934

Subject Company:
ABN AMRO Holding N.V.
Commission File Number: 001-14624

ABN AMRO Holding N.V. Gustav Mahlerlaan 10 1080 PP Amsterdam The Netherlands

Attention: Mr. A. Martinez (Chairman of the Supervisory Board) and Mr. R.W.J. Groenink (Chairman of the Managing Board)

Dear Sirs

Merger Protocol Amendment Letter

We refer to the merger protocol that was made on 23 April 2007 between:

(i)
ABN AMRO Holding N.V., a public limited liability company, duly incorporated and validly existing under the laws of The Netherlands, having its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands ("ABN AMRO"); and

(ii)
Barclays PLC, a public limited liability company, duly incorporated and validly existing under the laws of England, having its registered office at 1 Churchill Place, Canary Wharf, E14 5HP, London, United Kingdom ("Barclays")

in connection with an intended public offer for all outstanding shares in the capital of ABN AMRO (the "Merger Protocol"). We have made a revised proposal to you that you wish to be allowed to consider for a period of time before you respond to us without this triggering immediate consequences under the Merger Protocol. You have asked to be allowed to consider the revised proposal until after your Supervisory Board meeting on 27 July 2007. Neither of us wish to terminate the Merger Protocol at this stage and so the purpose of this letter is to accommodate the above arrangements and facilitate the announcement of our revised proposal to the markets by open of business on 23 July 2007. Unless the context provides otherwise, capitalised terms used herein shall have the meaning assigned thereto in the Merger Protocol.

Upon your countersignature of this letter agreement (the "Amendment Letter"), we hereby mutually agree to amend and supplement the Merger Protocol as follows:

1.	Placement of Press Release

1.1
Before opening of trading on Eurolist by Euronext Amsterdam and the London Stock Exchange on 23 July 2007 the press releases attached hereto as Annex A (together, the "Press Release") will be issued by Barclays and the press release attached hereto as Annex D (the "ABN AMROPress Release") will be issued by ABN AMRO.

1.2
In the Press Release, which has been notified to the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) (the "AFM") and of which the AFM has, to the extent relevant, confirmed it has no further comments, Barclays announces a revision of the Offer on the terms set out in the Press Release and as reflected in this Amendment Letter (the "RevisedOffer"). The AFM has also confirmed that it has no further comments to the ABN AMRO Press Release.

2.	Amendment of the Merger Protocol

2.1	Certain provisions of the Merger Protocol will be amended as set out herein below:

2.1.1	Clause 1.2 of the Merger Protocol shall be amended to read as follows:

"1.2 Upon the terms of this Merger Protocol and subject to the Pre-Offer Conditions (as defined in Clause 5.1) and the Offer Conditions (as defined in Clause 6.1), Barclays shall be committed to offer:

(i) 2.13 Barclays Shares for each Ordinary Share (the "Ordinary Share Exchange Ratio") and an amount of EUR 13.15 in cash for each Ordinary Share (the "Ordinary Share Cash Consideration", and together with the Ordinary Share Exchange Ratio, the "Ordinary Share Consideration") and 0.5325 Barclays ADSs for each ABN AMRO ADS (the "ADS Exchange Ratio") and USD 18.18 in cash for each ABN AMRO ADS, (the "ADS Cash Consideration", and together with the ADS Exchange Ratio, the "ADS Consideration") in each case tendered pursuant to the Offer (Barclays Shares, including Barclays Shares represented by Barclays ADSs, to be offered pursuant to the Offer, the "Consideration Shares");

(ii) an amount to be determined by Barclays, consisting of cash or Barclays Securities for each DR Pref tendered pursuant to the Offer (the "DR Pref Consideration"); and

(iii) an amount, in cash equal to EUR 27.65 for each Convertible Share tendered pursuant to the Offer (the "Convertible Share Consideration");

provided that Barclays shall at any time be entitled, but, subject to Clause 1.3 and applicable law, under no obligation whatsoever, to increase or revise the consideration offered under any or all of the Ordinary Share Exchange Ratio, the Ordinary Share Cash Consideration, the DR Pref Consideration or the Convertible Share Consideration, provided any revision shall not constitute a decrease of any such consideration offered or a relative decrease in the cash element offered by the Ordinary Share Consideration.

In connection with the Offer, Barclays will only issue whole Consideration Shares and whole Barclays Securities (if any) forming part of the DR Pref Consideration.

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In connection with the Offer Barclays will make available to holders of ABN AMRO Shares a mix and match facility pursuant to which holders may, subject to availability, elect to vary the proportions in which they receive New Barclays Shares and cash in respect of their holdings of ABN AMRO Shares on terms that are to be further specified in the Offer Memorandum."

2.1.2	Clause 6.5 of the Merger Protocol shall be amended to read as follows:

"Delivery of the tendered ABN AMRO Shares will take place against delivery of the Consideration Shares, Ordinary Share Cash Consideration, the ADS Cash Consideration, the Convertible Share Consideration, or the DR Pref Consideration, as the case may be, subject to the Offer having been declared unconditional (gestand gedaan). The Offer may be structured such that settlement of the Offer may take place in two stages, under which first delivery of the ABN AMRO Shares takes place against delivery of some other securities, which securities, upon delivery, are immediately as a second stage delivered against delivery of the Consideration Shares, Ordinary Share Cash Consideration, the ADS Cash Consideration, Convertible Share Consideration or the DR Pref Consideration, as the case may be. Settlement is expected to occur on the date which is the fifth Business Day after the Offer has been declared unconditional (gestand gedaan). The date on which Settlement will take place shall be the "Settlement Date". Delivery of ABN AMRO Shares tendered in any post-acceptance period (na-aanmeldingstermijn) will take place subject to the terms of any post-acceptance period, but no later than the fifth Business Day after the results of the post-acceptance period have been publicly announced."

2.1.3	The Offer Condition set out under 1.8 in Schedule 2 (Offer Conditions) shall be amended to read in accordance with Annex B (Regulatory Clearances).

2.1.4	The following definitions shall be added to Schedule 4 (Definitions):

"ADS Cash Consideration"	has the meaning ascribed thereto in Clause 1.2(i);

"ADS Consideration"	has the meaning ascribed thereto in Clause 1.2(i);

"Barclays Share Buy Back"	means the proposed programme to buy back Barclays Shares as described in the Press Release;

"Barclays Share Placement"	means the placement by Barclays of new Barclays ordinary shares with Chorus and Tango as referred to in the Press Release, including the Barclays Shares to be made available to

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existing holders of Barclays Shares by way of claw back;

"Chorus"	means China Development Bank;

"Ordinary Share Consideration"	has the meaning ascribed thereto in Clause 1.2(i);

"Ordinary Share Cash Consideration"	has the meaning ascribed thereto in Clause 1.2(i);

"Tango"	means Temasek;

2.1.5	Schedule 5 (Adjustments to Exchange Ratio) shall be amended to read in accordance with Annex C (Adjustments to Exchange Ratio).
2.1.6	All references in the Merger Protocol and this Amendment Letter to the Offer shall be deemed to be references to the Offer as revised by the Revised Offer.

3.	Recommendation, Pre-Offer Condition and Offer Conditions

3.1
The Parties hereby agree that Barclays shall not hold ABN AMRO to any obligations under the Merger Protocol to include a recommendation by the ABN AMRO Boards in any press release, Offer Document, Registration Statement, Schedule TO, Prospectus or related communication to be published by Barclays that may be published on or before 30 July 2007, the next Business Day following a meeting of the ABN AMRO Supervisory Board that is scheduled to take place on 27 July. Should ABN AMRO serve notice on or before 30 July 2007 under Clause 12.2 of the Merger Protocol, Barclays shall not hold ABN AMRO to any obligations under the Merger Protocol to include a recommendation by the ABN AMRO Boards in any press release, Offer Document, Prospectus or related communication to be published by Barclays for the duration of the five Business Days after Barclays having received the notice provided for in Clause 12.2.

3.2
The statements contained in the ABN AMRO Press Release and any Public Statement regarding the Offer (but not concerning any Alternative Proposal) by ABN AMRO or any member of any ABN AMRO Board that is consequential to, and fully consistent with, the statements contained in the ABN AMRO Press Release ("Consistent Public Statements") and that is made during the period referred to in Clause 3.1 of this Amendment Letter shall not be deemed to be a breach of the Merger Protocol as amended and supplemented by this Amendment Letter.

3.3
The Parties agree that should the ABN AMRO Boards determine on or before 30 July 2007 that they intend to withdraw their recommendation of the Offer and recommend a Competing Offer, ABN AMRO may make a public announcement to that effect immediately after such determination and without the requirement to take into account the five Business Day notice period set out in Clause 12.2 (but taking into account the provisions of Clause 15.2 of the Merger Protocol). For the avoidance of doubt, Parties

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confirm that in such case the other rights of Barclays pursuant to Clause 12, including the right to terminate the Merger Protocol in case the ABN AMRO Boards withdraw their recommendation and recommend a Competing Offer and the consequential rights under the Merger Protocol set out in Clause 19.6 of the Merger Protocol shall apply as if the five Business Day notice period and the corresponding steps set out in Clause 12.2 had been followed. Should the ABN AMRO Boards determine after 30 July 2007 that they intend to withdraw their recommendation of the Offer and recommend a Competing Offer, the procedures and consequential rights of Barclays pursuant to Clause 12.2 of the Merger Protocol shall apply in full.

3.4
The preceding provisions in Clause 3.1 through Clause 3.3 above do not amend any other contractual rights and obligations of Barclays or ABN AMRO under the Merger Protocol, including any other rights of Barclays under Clause 12 or any rights of Barclays under Clause 19, save that the right of Barclays to terminate the Merger Protocol pursuant to Clause 19.4 shall no longer be available to Barclays if and only to the extent that any member of the ABN AMRO Boards makes a Consistent Public Statement made in accordance with Clause 3.2 and during the period referred to in Clause 3.1 of this Amendment Letter.

3.5	A new Pre-Offer Condition shall be added in Schedule 1 of the Merger Protocol, which shall read as follows:

"1.29 The ABN AMRO Boards having confirmed in writing, and having made an appropriate press release confirming, their unanimous recommendation of the Revised Offer consistent with the terms of the Merger Protocol on or before 30 July 2007 or such later date as may be determined by Barclays."

For purposes of Clause 5 of the Merger Protocol, this Pre-Offer Condition shall be for the sole benefit of Barclays.

3.6	A new Offer Condition shall be added in Schedule 2 of the Merger Protocol, which shall read as follows:

"1.21   The obligation of the Offeror to declare the Offer unconditional shall be subject to the condition precedent that no Third Party declares or reaffirms that it makes or intends to make an offer or an amended offer for shares in ABN AMRO."

In case this Offer Condition is not fulfilled, the Offeror may change the consideration offered in the Offer, provided that the change shall not comprise a decrease of the consideration offered in the Offer compared to the consideration offered by the Offer just prior to the time such change is made. For so long as the Merger Protocol is not terminated, the Offeror agrees with ABN AMRO that it shall not invoke this Offer Condition without announcing a change to the consideration offered in the Offer, unless it has obtained the prior written agreement of ABN AMRO.

For purposes of Clause 6 of the Merger Protocol, this Offer Condition shall be for the sole benefit of Barclays.

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4.	Supplemental Provisions

4.1
ABN AMRO agrees that Barclays shall be permitted under the Merger Protocol as amended and supplemented by this Amendment Letter to carry out all actions in respect of the Revised Offer, the Barclays Share Placement, the Barclays Share Buy Back and their implementation, all as described in the Press Release. In addition, subject to its legal and statutory obligations, ABN AMRO agrees to carry out all actions, and procure that its group companies carry out all actions in relation to the payment of a EUR 12 billion dividend by ABN AMRO Holding following completion of the LaSalle Agreement or a Sale Contract, as contemplated by the Press Release, and obtaining any requisite regulatory clearances therefor. Immediately following execution of this Amendment Letter Barclays shall provide ABN AMRO with a copy of all executed agreements regarding the Barclays Share Placement and the Barclays Share Buy Back, including the strategic partnership agreement referred to in Appendix II of the Press Release. If and to the extent the position of ABN AMRO and ABN AMRO shareholders under the Merger Protocol is adversely affected by any of the agreements referred to in the preceding sentence in a manner that is not reasonably apparent from the Press Release, the Parties confirm that they will enter into discussions with a view to identifying and assessing any such issues and agreeing the appropriate way to resolve them.

4.2
It is recognised and accepted that each of Chorus and Tango shall have the right to nominate a non-executive director for appointment to the Barclays Board effective after consummation of the Offer. The Parties confirm that they will enter into discussions with a view to reaching agreement no later than 30 July 2007 as to the composition of the Barclays Board following consummation of the Offer, with due regard to such composition as originally envisaged by the Merger Protocol at the time it was entered into on 23 April 2007.

4.3
Both Parties note that, subject to waiver or satisfaction of the Pre-Offer Conditions, launch of the Revised Offer must be on or before a date set or to be set by the AFM, and agree to cooperate fully in accordance with the procedures laid down in the Merger Protocol to endeavour to meet such deadline, including making available in a timely fashion all relevant information that must be included in the Offer Document, Prospectus, the Class 1 Circular, the Registration Statement, Schedule TO and Schedule 14D-9.

4.4
The entering into of this Amendment Letter shall, other than as explicitly agreed in this Amendment Letter, not affect any accrued rights and obligations under the Merger Protocol prior to the entering into of this Amendment Letter.

5.	Governing law and disputes

This Letter Agreement is governed by, and shall be construed in accordance with, the laws of The Netherlands. The provisions of Clause 22 (Governing Law And Disputes) of the Merger Protocol shall apply to this letter as if incorporated herein.

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Please confirm that you agree to the provisions of this Amendment Letter by signing and dating where indicated below on a copy of this letter and returning it to us. This Amendment Letter may be executed in any number of counterparts, each of which when executed and delivered shall be an original but all counterparts together constitute one and the same instrument.

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Signed for and on behalf of

BARCLAYS PLC

________________________________
By:
Title:
Place:

Signed for and on behalf of

ABN AMRO HOLDING N.V.

________________________________	________________________________
By:	By:
Title:	Title:
Place:	Place:

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ANNEX  A  - PRESS RELEASE

- Revised Offer Announcement

- Share Placing Announcement

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This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The availability of the Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions.  Such persons should inform themselves about and observe any applicable requirements.

23 July 2007

For immediate release

BARCLAYS ANNOUNCES INVESTMENTS OF UP TO €13.4 BILLION
BY CHINA DEVELOPMENT BANK AND TEMASEK HOLDINGS,
AND A REVISED OFFER FOR ABN AMRO
•	China Development Bank to strengthen strategic partnership with Barclays and to become a major shareholder

•	Temasek to become a major shareholder of Barclays

•	€3.6 billion investment by China Development Bank and Temasek in Barclays unconditional on outcome of proposed merger with ABN AMRO

•	Up to a further €9.8 billion investment by China Development Bank and Temasek in Barclays conditional upon completion of the proposed merger

•	€2.5 billion (£1.7 billion) of this conditional investment available for clawback, outside of the United States, targeted to existing Barclays shareholders

•	Revised offer for ABN AMRO of €67.5billion, €42.7 billion in shares and €24.8 billion in cash

•	Barclays first half earnings per share up 14 per cent.

•	Share buyback by Barclays of up to €3.6 billion (£2.4 billion)

The Board of Directors of Barclays PLC (“Barclays”) today announces an investment by China Development Bank and Temasek Holdings of up to €13.4 billion (£9.0 billion) in Barclays through the subscription of new shares.  Barclays also announces revised terms of its offer (“Revised Offer”) for ABN AMRO Holding N.V. ("ABN AMRO") .  Barclays has submitted the Revised Offer to the Managing and Supervisory Boards of ABN AMRO for their consideration.

Investments by China Development Bank and Temasek

China Development Bank and Barclays today announce that they will broaden their relationship from strategic co-operation to a strategic partnership as a result of which China Development Bank will become a major shareholder and will subscribe an initial €2.2 billion (£1.5 billion) of Barclays new ordinary shares (or 3.1 per cent. of Barclays current issued share capital). Subject to regulatory approval and completion of the Revised Offer for ABN AMRO, China Development Bank will subscribe up to a further €7.6 billion (£5.1 billion) of Barclays ordinary shares, of which €1.8 billion (£1.2 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.

Temasek Holdings (Private) Limited ("Temasek") will become a major shareholder in Barclays through the subscription of €1.4 billion (£1.0 billion) of Barclays new ordinary shares (or 2.1 per cent. of Barclays current issued share capital). Temasek has further agreed to subscribe up to €2.2 billion (£1.5 billion) of Barclays ordinary shares conditional upon the completion of the Revised Offer for ABN AMRO, of which €0.7 billion (£0.5 billion) will be made available for clawback, outside of the United States, targeted to existing Barclays shareholders.

The Board and management of Barclays are pleased to build on the long-standing relationship with China Development Bank making it now a strategic partner and a strategic shareholder. Barclays also welcomes Temasek as a major shareholder.  The management of Barclays believes there are substantial benefits for each of Barclays, China Development Bank and Temasek as a result of these arrangements. The unconditional investments by China Development Bank and Temasek are an important endorsement of the Barclays strategy and management team. The further investment, conditional upon the completion of the Revised Offer, underscores the confidence of China Development Bank and Temasek in the value potential of the combination with ABN AMRO.

Barclays Capital, acting as investment banking advisor to Barclays Group, introduced the strategic shareholders and advised on the structuring of the investments and the Revised Offer.

Revised Offer Terms

Barclays announces the terms of a Revised Offer to ABN AMRO ordinary shareholders.  The Revised Offer per ABN AMRO ordinary share consists of:
•	€13.15 in cash and
•	2.13 ordinary shares in Barclays (“New Barclays Shares”)

The Revised Offer is worth €35.73 per ABN AMRO ordinary share based on the closing share price of Barclays on 20 July 2007.  On this basis, the total consideration is currently valued at €67.5 billion (£45.4 billion), with approximately 37 per cent. in cash.  ABN AMRO shareholders will retain a significant share of a strong and competitive combination for clients with superior products and extensive distribution. The merged group is expected to generate significant and sustained future incremental earnings growth for all shareholders.

The combination of ABN AMRO and Barclays will benefit from a diversified customer base and geographic mix.  The proposed merger will create:
•	A leading force in global retail and commercial banking, with world class products:
•	47 million customers, approximately 90 per cent. of whom are in seven key markets
•	One of the world’s leading transaction banking platforms offering world class payment and trade finance solutions
•	A top five card issuer outside the US with approximately 27 million cards.
•	A leading global investment bank in risk management and financing with an enhanced product offering across a broader geographical exposure
•
The world’s largest institutional asset manager, with enhanced retail distribution capabilities and complementary products ensuring delivery of world class products and services to a wider customer base

•	The world’s eighth largest wealth manager, with a leading European onshore franchise and attractive positions in growth markets.

The Revised Offer delivers the following additional benefits to ABN AMRO shareholders:
•	Greater value: a €2.9 billion (£2.0 billion) increase in the value of the offer
•	Greater certainty: the cash element of the consideration is already committed at a fixed price.
•
Greater flexibility: those ABN AMRO shareholders who wish to vary the proportion of cash or shares they receive under the Revised Offer will be given the opportunity to do so by way of a Mix and Match facility thus providing short term investors the opportunity of receiving more cash and long term investors with the opportunity to participate to a greater extent in the prospects of the combined entity.

The management of Barclays believe that the previously announced €3.5 billion pre-tax synergies estimate remains conservative. It is expected that these synergies will be delivered faster than originally anticipated with the result that the pre-tax synergy total will be at least €725 million in 2008 and €2,270 million in 2009 which compares to the estimates of €400 million and €2,080 million announced on 23 April 2007.  These synergy estimates do not include any of the substantial benefits which are expected to be derived from the partnership with China Development Bank.

On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expects that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010.  Assuming the clawback placing is taken up in full by existing Barclays ordinary shareholders, they will own 57 per cent. of the enlarged share capital after completion of the Revised Offer.

The Merger Protocol signed by Barclays and ABN AMRO on 23 April 2007 remains in place but has been amended in order to facilitate these arrangements and to allow ABN AMRO to consider the Revised Offer whilst preserving each party’s rights.

The transaction documentation for the Revised Offer will need to be filed, and where appropriate, approved by the appropriate regulators and will be published to ABN AMRO and Barclays shareholders as soon as possible.  The expected date of completion remains the same as for Barclays original offer.

Share Buyback

The total proceeds from issuance of Barclays shares to Temasek and China Development Bank on 14 August 2007 will amount to €3.6 billion (£2.4 billion) and this amount is unconditionally committed.  Barclays intends to minimise the dilutive effect of the issuance on its existing shareholders by commencing a share buyback programme for up to €3.6 billion (£2.4 billion).  The earliest date the buyback would start is shortly after publication of Barclays interim results on 2 August 2007 and the latest is after conclusion of its offer for ABN AMRO.  Further details will be announced with publication of our interim results.

Current Trading

In the first half of 2007 Barclays continued to make substantial progress on its strategic priorities and delivered record financial results.  Double digit profit and earnings growth built on the exceptionally strong performance of 2006.

Barclays profit before tax increased 12 per cent. to £4,101 million.  Earnings per share increased 14 per cent. to 41.4p and the interim dividend will increase 10 per cent. to 11.5p per share.

The full Barclays Interim Results Announcement will be published on 2 August 2007. For more information, please refer to Appendix III

John Varley, CEO of Barclays, said:

"Today's announcement represents an important new step in the continued transformation of Barclays towards our stated ambition to be one of the world's leading universal banks. Through the introduction of two highly respected shareholders, from whom we will derive support and advice, we will be able to drive our future development in the rapidly growing Asian markets. We are delighted that China Development Bank and Temasek have chosen to invest in Barclays and this reflects their confidence in our growth strategy. We have announced a restructuring of our proposed offer for ABN AMRO that represents an improved deal for both Barclays and ABN AMRO shareholders and introduces a significant element of cash and a greater opportunity to share in future value generation"

Bob Diamond, President of Barclays, said:

“Barclays Capital and Barclays Global Investors have strong long-standing relationships with China Development Bank and Temasek and approached them in May about this opportunity. Cementing these valuable relationships through their investments in Barclays will dramatically accelerate the investment banking, cash management, trade finance, private wealth and asset management franchises of Barclays and of the combined Barclays and ABN AMRO group in the region. The agreement with China Development Bank provides Barclays with unprecedented access jointly to provide financial services to the rapidly growing Chinese market and Chinese companies trading internationally. We are delighted at the opportunity of working together.”

Governor Chen of China Development Bank said:

“We are delighted to make this investment, building on the current successful historical co-operation we have with Barclays. This strategic and financial collaboration is the next step in the evolution of China Development Bank into a commercially operated financial institution. The investment in Barclays represents a unique and compelling financial opportunity. Furthermore, China Development Bank supports Barclays strategy of building a leading diversified full service bank and supports Barclays management in pursuit of its global strategy. China Development Bank strongly believes that this long term investment in Barclays will be financially attractive.”

Simon Israel, Executive Director of Temasek, said:

”Barclays is a very well-managed bank.  We are very impressed with its board and management, specifically on their strategy, track record and focus on value creation for shareholders.  We believe the Barclays board and management understand what it takes to make the merger with ABN AMRO work and deliver value.”

Financial Advisers

The Board of Barclays, which has received financial advice from Barclays Capital, Citi, Credit Suisse, Deutsche Bank, JPMorgan Cazenove and Lazard (collectively, the “Barclays Advisers”) considers that the terms of the Revised Offer are fair and reasonable. In providing their advice to the Board of Barclays, the Barclays Advisers have relied upon the Board’s commercial assessment of the Revised Offer.

China Development Bank has received financial advice from Blackstone Advisory and Blackstone Advisory has provided a fairness opinion to China Development Bank on the terms of its investment.

1. Investment by China Development Bank

China Development Bank will invest a total of up to €9.8 billion (£6.6 billion) in the combined group and has entered into a strategic partnership with Barclays which establishes a framework for their strategic co-operation.  Barclays will assist and advise China Development Bank in its evolution into a commercially operated financial institution.  The two parties will jointly exploit international business opportunities, including:

•	cross-referral of clients, when the clients’ needs can better be met by the other partner
•
extensive training and talent management.  China Development Bank will use Barclays global presence to identify and to recruit talent outside China, and will benefit from the provision of extensive training and the regular secondment of managers from Barclays

•	collaboration in commodities products, where Barclays Capital is already established as one of the world’s leading firms

In addition, China Development Bank will use Barclays Global Investors as one of its preferred asset managers. Both parties have agreed to co-operate where further opportunities to develop new markets and products in the region are identified.  Barclays will provide expertise and advice in fields including risk management, corporate governance and IT strategy and procurement.

Barclays and China Development Bank have agreed that:

•
China Development Bank will invest €2.2 billion (£1.5 billion) in Barclays through an unconditional subscription of 201 million new Barclays ordinary shares, or 3.1 per cent. of Barclays existing issued share capital, at a price of £7.20 per share on 14 August 2007.

•
China Development Bank has agreed to invest up to a further €7.6 billion (£5.1 billion) in Barclays through a conditional investment agreement at a price of £7.40 per new ordinary share conditional on the merger with ABN AMRO completing.

•
€1.8 billion (£1.2 billion) of the conditional investment will be available, outside the United States, targeted to existing Barclays shareholders through a clawback placing.  If this clawback placing is taken up in full, China Development Bank’s resulting shareholding in the combined group would be 6.3 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 7.7 per cent.

•
Conditional upon the completion of the proposed merger, China Development Bank will subscribe for warrants in respect of 61 million new Barclays ordinary shares with an exercise price of £7.80 per share and an exercise period of two years.  If the warrants were exercised, China Development Bank’s shareholding in the combined group would rise by 0.5%

•	China Development Bank will be entitled to nominate a non-executive Director to the Barclays Board.
•	China Development Bank will be free to acquire additional shares in Barclays on the open market subject to a standstill agreement limiting its shareholding to below 10 per cent. for three years.

•	China Development Bank has agreed not to enter into a business collaboration agreement of a similar nature with another major banking institution with global operations.

This partnership will provide Barclays unprecedented access jointly to deliver financial services to the rapidly growing Chinese market.  Through Barclays Capital and Barclays Global Investors, Barclays has built leading franchises across Asia.  The partnership with China Development Bank will strengthen Barclays already strong Asian franchise. Particular areas of focus for Barclays include near term opportunities in Wealth and Asset Management.  The merger with ABN AMRO creates even greater opportunities both for China Development Bank and the combined group, particularly as ABN AMRO brings a world class trade finance and payments platform to service Chinese businesses and has an attractive retail and wholesale franchise both in China and in countries that represent important trade partners for China.

Through its investment in Barclays and strategic partnership, China Development Bank will enhance its ability to serve Chinese corporations and institutions. China Development Bank will gain access to Barclays extensive international franchise in order to facilitate international commerce for Chinese companies. The partnership will also give China Development Bank access to the leading product expertise that Barclays has developed in its universal banking model, such as in structured products, enabling China Development Bank to leverage these skills in its domestic market.  China Development Bank will have opportunities to learn best practices from Barclays in terms of customer service, product development and corporate governance.  This will improve China Development Bank’s understanding of global financial services.

2. Investment by Temasek

Temasek has agreed to become a major shareholder in Barclays and will invest a total of up to €3.6 billion (£2.4 billion) in the combined group.  The key terms of the Temasek investment are set out below.
•
Temasek will invest €1.4 billion (£1.0 billion), or 2.1 per cent. of Barclays existing issued share capital, in Barclays through an unconditional placing of 135 million new Barclays ordinary shares at a price of £7.20 per share on 14 August 2007.

•	Temasek will also invest up to a further €2.2 billion (£1.5 billion) in Barclays shares at a price of £7.40 per share conditional on the merger completing.
•
€0.7 billion (£0.5 billion) of this subscription amount will be available through a clawback placing, outside the United States, targeted to existing Barclays shareholders.  Assuming this clawback placing is taken up in full, Temasek’s resulting shareholding in the combined group would be 2.4 per cent. and in the event that none of the clawback placing is taken up the resulting shareholding would be 2.9 per cent.

•
Conditional upon completion of the proposed merger, Temasek will subscribe for warrants in respect of 61 million Barclays ordinary shares with an exercise price of £7.80 per share and an exercise period of two years.  If the warrants were exercised, Temasek’s shareholding would rise by 0.5%.

•	Temasek will be entitled to nominate a non-executive Director to the Barclays Board if the merger becomes unconditional.

The investment by Temasek in Barclays is consistent with its strategy of creating successful partnerships through long-term investments. Temasek believes that, in addition to Barclays current growth prospects, the proposed merger with ABN AMRO will create value enhancing growth opportunities. Temasek will be able to bring its deep rooted knowledge and expertise in the Asian market to the Board of Barclays.  Temasek is widely recognised as one of the world’s most successful international equity investors.  Temasek also has extensive experience investing in the financial services sector and currently owns significant investments in 14 banks.

3. Clawback Placing

Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to acquire, up to 230 million shares are today being offered, by way of a clawback placing, targeted at certain Barclays shareholders outside of the United States (to be determined in Barclays sole discretion) at a price of £7.40 per share.  To the extent that the clawback placing is not taken up, these shares will be subscribed by China Development Bank and Temasek.  The shares subject to the clawback placing will only be issued following and conditional upon the Revised Offer being declared unconditional.

4. Terms of the Revised Offer

Under the terms of the Revised Offer, ABN AMRO ordinary shareholders will be entitled to receive:

-	2.13 New Barclays Shares and €13.15 in cash for every 1 ABN AMRO ordinary share

-	0.5325 New Barclays ADSs and $18.19 in cash for every 1 ABN AMRO ADS

ABN AMRO ordinary shareholders and ABN AMRO ADS holders may elect under the terms of the Revised Offer, subject to availability, to vary the proportions in which they receive New Barclays Shares and cash in respect of their holdings of ABN AMRO ordinary shares. The total number of New Barclays Shares to be issued and the maximum aggregate amount of cash to be paid under the Revised Offer will not be varied as a result of elections under the Mix and Match Facility.  Accordingly, satisfaction of elections made by ABN AMRO ordinary shareholders and ABN AMRO ADS holders under the Mix and Match Facility will depend on the extent to which other ABN AMRO ordinary shareholders and ABN AMRO ADS holders make offsetting elections.  Satisfaction of elections under the Mix and Match Facility will be effected on the basis of £8.00 in cash for each New Barclays Share (and vice versa).  To the extent that elections cannot be satisfied in full, they will be scaled down pro rata.  As a result, ABN AMRO ordinary shareholders and ABN AMRO ADS holders who make an election under the Mix and Match Facility will not necessarily know the exact number of New Barclays Shares or the amount of cash they will receive until settlement of the consideration under the Revised Offer.

If ABN AMRO ordinary shareholders make no such election, they will receive €13.15 in cash and 2.13 New Barclays Shares in respect of each ordinary ABN AMRO share tendered.  If ABN AMRO ADS holders make no such election, they will receive $18.19 in cash and 0.5325 New Barclays ADSs in respect of each ABN AMRO ADS tendered.  Further details on the Mix and Match facility will be included in the Revised Offer documentation.

The record date for the Barclays interim dividend for the 2007 financial year is 17 August 2007, which will be before the closing date of the Revised Offer.  Accordingly, assuming the merger is effective before the record date for the Barclays final dividend for 2007, which is expected to be in early March 2008, the first dividend payable to holders of the Barclays Ordinary Shares issued to ABN AMRO shareholders under the Revised Offer is likely to be the Barclays final dividend for 2007.  ABN AMRO ordinary shareholders will be entitled to receive the ABN AMRO interim dividend for the 2007 financial year.

The total consideration payable under the Revised Offer equates to €67.5 billion (£45.4 billion) and the implied value per ABN AMRO ordinary share represents a price to 2006 reported earnings multiple of 14.3 times and a price to 2006 book multiple of 2.8 times.

Barclays intends to make an offer for all the depositary receipts which represent the ABN AMRO convertible financing preference shares. Barclays currently intends to offer holders cash and is also considering offering an alternative instrument which will potentially enable those holders who currently enjoy a participation exemption to continue to do so.  The terms of the proposal for the formerly convertible preference shares remain unchanged at €27.65 per share in cash.

5. Financing of the Revised Offer

Barclays will finance the €24.8 billion (£16.7 billion) cash component of the Revised Offer from the following sources:

LASALLE SALE PROCEEDS

€12 billion (£8.1 billion) of capital released from the sale of LaSalle to Bank of America and previously intended to be returned to shareholders post closing of the transaction will be used to fund part of the cash consideration.

CHINA DEVELOPMENT BANK AND TEMASEK CONDITIONAL INVESTMENT

€9.8bn (£6.6 billion) of cash consideration is funded by the proposed investments of Temasek and China Development Bank.  Of that amount, €2.5 billion (£1.7 billion) is subject to the clawback placing described above.

AVAILABLE CASH RESOURCES

Barclays will fund €3 billion (£2 billion) of the consideration from available cash resources.

6. Financial effects of the Revised Offer

Based on the terms of the Revised Offer ABN AMRO shareholders will benefit from significant accretion in cash earnings per share and dividend income on completion of the Revised Offer.

On the basis of the conservative synergy estimates and taking into account no benefits from the collaboration with China Development Bank, the Board of Barclays expect that the proposed merger will be 5 per cent. accretive to Barclays cash earnings per share in 2010 and that the return on investment will be approximately 13 per cent. in 2010.

Under the terms of the Revised Offer, assuming full takeup of the clawback placing by existing Barclays ordinary shareholders, they will own approximately 57 per cent. of the issued ordinary share capital of the combined group, compared with 52 per cent. under the terms of the offer announced on 23 April 2007; existing ABN AMRO ordinary shareholders would own approximately 35 per cent. In addition, Temasek would own 2 per cent. and China Development Bank 6 per cent.  These figures assume all of the ABN AMRO ordinary shares and ADSs currently in issue are tendered under the Revised Offer and are all taken up in the clawback placing.

The pro forma Tier 1 ratio of the combined group will be 7.5 per cent. on closing and the Core Equity Tier 1 ratio 5 per cent.. The combined group will seek to maintain the Tier 1 ratio at 7.5 per cent. and rebuild the Core Equity Tier 1 ratio to 5.25 per cent. by the end of 2009 from the retention of cash flow from earnings.

The €3.6 billion (£2.4 billion) proceeds of the unconditional investments by China Development Bank and Temasek will be used to fund the share buyback.

7. Conditions and Indicative Timetable

The launch of the Revised Offer is conditional on the same pre-conditions as set out in our announcement of 23 April with the addition of a further pre-condition requiring ABN AMRO to confirm to us that they will continue their recommendation no later than 30 July or such later date as Barclays may agree.  This additional condition is for the sole benefit of Barclays.  Barclays reserves the right to extend the date for satisfaction of this pre-condition or waive the pre-condition in the event that it is not satisfied.

As announced on 19 July, the AFM has agreed that an announcement on the formal offer documentation being available can be made on or before 6 August 2007.

The conditions to the Revised Offer remain consistent with those detailed in our announcement of 23 April 2007 with limited additions regarding regulatory consents to the investments by Temasek and China Development Bank and a consent from De Nederlandsche Bank (“DNB”) relating to a dividend by ABN AMRO to Barclays of the LaSalle proceeds to finance part of the cash component of the Revised Offer and provisions to deal with the competitive situation which has now developed.

Barclays has made all of the relevant regulatory filings globally which are now due where a consent or notification is required in respect of the Revised Offer.  Some approvals have already been received (including from the FSA in respect of a change in control of ABN AMRO’s UK subsidiaries) and it is expected that substantially all remaining approvals will be received by the end of August.

The DNB is currently assessing Barclays application for a declaration of no objection (“DNO”) in connection with the Revised Offer. Barclays made the application to the DNB on 14 May 2007, is co-operating fully in this process and expects to receive the DNO by mid-August.

Until all approvals have been received, Barclays and ABN AMRO will continue to communicate and to work with the appropriate regulatory authorities to ensure that all approvals are received in good time for the anticipated closing.

Barclays has made pre-completion competition/antitrust filings in all 12 applicable jurisdictions and has currently received the majority of the pre-completion approvals

ABN AMRO and Barclays will seek to obtain all necessary regulatory and competition approvals and clearances and will complete all requisite employee consultation and information processes as soon as reasonably possible with a view to receiving the required regulatory, competition and other consents or approvals for the Revised Offer. Following consultation on the proposed merger with Barclays and ABN AMRO, ABN AMRO's Dutch Central Works Council and its European Staff Council have issued a positive advice and an opinion respectively in relation to the proposed merger on 20 July 2007.

Indicative timetable

August 2007	Publication of Revised Offer documentation, Prospectus and Barclays circular to shareholders

September 2007	Extraordinary General Meeting of Barclays shareholders to approve the Revised Offer

End September 2007	Closing date of the Revised Offer

The indicative timetable is included for illustrative purposes only and may be subject to change.

8. Advisors

Barclays Capital, Citigroup Global Markets Limited, Credit Suisse Securities (Europe) Limited, Deutsche Bank AG, London Branch, JPMorgan Cazenove Limited and Lazard & Co., Limited are acting as financial advisers for Barclays. Clifford Chance LLP and Sullivan and Cromwell LLP are acting as legal advisers to Barclays.

Blackstone Advisory is acting as financial adviser to China Development Bank.

Analyst, Investor and Press Information

ANALYSTS AND INVESTORS

A meeting for analysts and institutional investors will be hosted by John Varley, Barclays Group Chief Executive. The details of the meeting are as follows:

Venue:  1 Churchill Place, Canary Wharf, London E14 5HP.  The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line

Date &Time:   Monday 23 July 9.30am – 11.00am (BST) (10.30am – 12.00pm (CET).  Registration will commence at 9.00am (BST) and coffee will be served.

Please note as seating is limited, it may be necessary to restrict the number of attendees from each institution.

If you are unable to attend the meeting in person, you can listen through any of the following options:

a live webcast of the event is available at www.investorrelations.barclays.com a live conference call by dialling 0845 401 9092 (UK) or +44 (0) 20 3023 4419 (Overseas) and quoting 'Barclays Announcement'.

A replay of the conference call will be available by dialling 020 8196 1998 (UK), or +44 (0) 20 8196 1998 (Overseas) and entering the access code: 585734#.

PRESS

Barclays today will hold a press conference for members of the media in London. The press conference will be hosted by John Varley, Barclays Group Chief Executive.  The details of the press conference are as follows:

Venue:   1 Churchill Place, Canary Wharf, London E14 5HP.  The nearest station is Canary Wharf, Docklands Light Railway and Jubilee Line

Date & Time:  Monday 23 July 11.45am (BST) (12.45pm CET).

The press conference can also be accessed via a live conference call by dialling 0845 401 9093 (UK) or +44 (0)20 3023 4420 (overseas) and quoting 'Barclays Announcement'.

The slides will be able to view www.incommuk.com/customers/barclaysevent. PIN number: 956503

There will be a separate conference call for Newswires:

Time: 07.30am (BST) / 08.30am (CET)

The dial-in details are as follows and those participating will need to ask for the Barclays Announcement.

UK:	0845 401 9091
Overseas:	+44 (0) 20 3023 4418

The conference calls will be recorded and available for 4 weeks. Replay access details are shown below:

UK:	020 8196 1998
Overseas:	+44 (0) 20 8196 1998

Newswires conference call replay PIN number:	426323#
UK Press Conference replay PIN number:	956503#

Enquiries:

Barclays

ANALYSTS AND INVESTORS
Mark Merson	+44 (0) 20 7116 5752
James S Johnson	+44 (0) 20 7116 2927

MEDIA
Stephen Whitehead	+44 (0) 20 7116 6060
Alistair Smith	+44 (0) 20 7116 6132

China Development Bank (Blackstone)
John Studzinski	+44 (0) 20 7451 4053
Global Head of Corporate Advisory Services	+44 (0) 7770 811 955

Sophia Harrison	+44 (0) 20 7451 4000
Vice President European Corporate Communications

Temasek
Lim Siow Joo	+65 6828 6503
Corporate Affairs

This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the USA, Africa and Asia. It is one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. Barclays moves, lends, invests and protects money for over 27 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

About ABN AMRO

ABN AMRO is a prominent international bank with a clear focus on consumer and commercial clients in our local markets and focus globally on select multinational corporations and financial institutions, as well as private clients. ABN AMRO ranks eighth in Europe and 13th in the world based on total assets, with more than 4,500 branches in 53 countries, a staff of more than 105,000 full-time equivalents and total assets of € 987 billion (as at 31 December 2006).  Pro forma 2006 attributable profits from continuing operations excluding LaSalle were €3,228million. Pro forma total assets excluding LaSalle were €901billion (as at 31 December 2006). Further information about ABN AMRO can be found on its website,  www.abnamro.com

About Temasek

Temasek Holdings is an investment house, anchored in Asia and headquartered in Singapore. It manages a diversified S$129 billion (US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies.  The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology, consumer & lifestyle as well as bioscience & healthcare.   Temasek’s total shareholder return since inception in 1974 has been 18 per cent. compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor's and Moody's respectively.  For further information on Temasek please visit www.temasekholdings.com.sg

About China Development Bank

China Development Bank was founded in 1994, and reports directly to the State Council of China.  China Development Bank specializes in financing infrastructure developments, core industries, high technology industries and key national projects.  It also actively explores cooperative opportunities internationally.  China Development Bank had total assets of RMB 2,314 billion (approximately £150 billion) at the year end of 2006.

In early 2007, the Chinese government announced that China Development Bank will transform into a commercially operated financial institution focusing on medium to long term businesses.  For further information on China Development Bank please visit www.cdb.com.cn/english

Other information

Future SEC Filings : Important Information

In connection with the proposed business combination transaction between ABN AMRO and Barclays, Barclays has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 ("Form F-4"), which includes a preliminary version of the Barclays offer document/prospectus. The Form F-4 has not yet become effective. Barclays expects that it will also file with the SEC a Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the SEC a Recommendation Statement on Schedule 14D-9 and other relevant materials. Following the Form F-4 being declared effective by the SEC, Barclays intends to mail the final offer document/prospectus to holders of ABN AMRO ordinary shares located in the United States and Canada and to holders of ABN AMRO ADSs wherever located.

Such final offer document/prospectus, however, is not currently available. INVESTORS ARE URGED TO READ THE FINAL OFFER DOCUMENT/PROSPECTUS AND ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of the Form F-4, the final offer document/prospectus and other filings without charge, at the SEC's website (www.sec.gov) if and when such documents are filed with the SEC. Copies of such documents may also be obtained from ABN AMRO and Barclays without charge, if and when they are filed with the SEC.

Forward Looking Statements

This document contains certain forward-looking statements with respect to certain of Barclays plans and their current goals and expectations relating to their future financial condition and performance and which involve a number of risks and uncertainties.  Barclays caution readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the consummation of the business combination between ABN AMRO and Barclays within the expected timeframe and on the expected terms (if at all), the benefits of the business combination transaction involving ABN AMRO and Barclays, including the achievement of synergy targets, ABN AMRO’s and Barclays future financial position, income growth, impairment charges, business strategy, projected costs and estimates of capital expenditure and revenue benefits, projected levels of growth in the banking and financial markets, the combined group’s future financial and operating results, future financial position, projected costs and estimates of capital expenditures, and plans and objectives for future operations of ABN AMRO, Barclays and the combined group and other statements that are not historical fact.  Additional risks and factors are identified in ABN AMRO and Barclays filings with the SEC including ABN AMRO and Barclays Annual Reports on Form 20-F for the fiscal year ending December 31, 2006, which are available on ABN AMRO’s website at www.abnamro.com and Barclays website at www.barclays.com respectively, and on the SEC's website at www.sec.gov.

Any forward-looking statements made by or on behalf of ABN AMRO and Barclays speak only as of the date they are made. ABN AMRO and Barclays do not undertake to update forward-looking statements to reflect any changes in expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that ABN AMRO and Barclays have made or may make in documents they have filed or may file with the SEC.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per ABN AMRO or Barclays share for the current or future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per ABN AMRO or Barclays share.

This document shall not constitute an offer to buy sell or issue or the solicitation of an offer to buy, sell or issue any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

This announcement has been issued by and is the sole responsibility of Barclays.  No representation or warranty express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by the Bookrunners or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement, the offering of the new Barclays ordinary shares pursuant to the placing and the availability of the Revised Offer to persons not resident in the United States, the Netherlands and the United Kingdom may be affected by the laws of the relevant jurisdictions (the "Restricted Jurisdictions"). No action has been taken by Barclays or the Bookrunners that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Barclays and the Bookrunners to inform themselves about, and to observe, any applicable requirements.

The Revised Offer will not be made, directly or indirectly, in any Restricted Jurisdiction unless by means of lawful prior registration or qualification under the applicable laws of the Restricted Jurisdiction, or under an exemption from such requirements.  Accordingly, copies of this announcement, including the appendices, are not being, and must not be, mailed or otherwise distributed or sent in, into or from such Restricted Jurisdiction into which the same would be unlawful.  Persons receiving this announcement (including, without limitation, custodians, nominees and trustees) must not distribute, mail or send it in, into or from any Restricted Jurisdiction, and so doing may render any purported acceptance of the Revised Offer invalid.

The New Barclays Shares to be issued pursuant to the Revised Offer have not been, and will not be, admitted to trading on any stock exchange other than the London Stock Exchange, Euronext Amsterdam, the New York Stock Exchange and the Tokyo Stock Exchange.

Barclays Capital, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as  joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Barclays Capital nor for providing advice to any other person in relation to the Revised Offer.

Citigroup Global Markets Limited (“Citi”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as  joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Citi nor for providing advice to any other person in relation to the Revised Offer.

Credit Suisse  Securities (Europe) Limited (“Credit Suisse”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as  joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Credit Suisse nor for providing advice to any other person in relation to the Revised Offer.

Deutsche Bank AG (“Deutsche Bank”), which is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting as  joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of Deutsche Bank nor for providing advice to any other person in relation to the Revised Offer.

JPMorgan Cazenove Limited (“JPMorgan Cazenove”), which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as  joint financial adviser, joint sponsor and joint corporate broker to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays Bank PLC and Barclays PLC for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice to any other person in relation to the Revised Offer.

Lazard & Co., Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting as joint financial adviser to Barclays Bank PLC and Barclays PLC and is acting for no-one else in connection with the Revised Offer, and will not be responsible to anyone other than Barclays

Bank PLC and Barclays PLC for providing the protections afforded to customers of Lazard nor for providing advice to any other person in relation to the Revised Offer.

The Blackstone Group LP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting for China Development Bank and no-one else in connection with the arrangements described in this document and will not be responsible to anyone other than China Development Bank for providing the protections afforded to customers of The Blackstone Group LP nor for providing advice to any other person in relation to such matters.

APPENDIX I

Sources and Bases of Information

Unless otherwise stated or outlined below, the sources and bases of information in this announcement remain as set out in ABN AMRO and Barclays announcement of merger terms on 23 April 2007.

1.
The values placed on the entire issued ordinary share capital of ABN AMRO by the Revised Offer and the proportion of the combined group which will be owned by ABN AMRO ordinary shareholders and Barclays ordinary shareholders are based on 1,889,108,963 ABN AMRO fully diluted ordinary shares in issue as at 16 July 2007 and 6,545,328,537 Barclays ordinary shares in issue as at 16 July 2007.

2.	Unless otherwise stated, the exchange rates used in this announcement are €1.4856:£1.00 and $1.3835:€1.00 as published in the Financial Times on 21 July 2007.

3.
The percentage holdings of Barclays and combined group issued ordinary share capital include the effect of the share buy-back and percentage holdings of combined group issued ordinary share capital also assume 97.5% acceptances of the Revised Offer.

4.	The value of the Revised Offer is based on the middle market price of Barclays ordinary shares of £7.135 at the close of business on 20 July 2007.

5.
Nothing in this announcement including the statement in relation to Barclays earnings enhancement and return on investment is  intended nor should be interpreted to mean that future cash earnings per share of Barclays or ABN AMRO for current or future financial years, or those of the combined group will necessarily match or exceed its historical published cash earnings per share

APPENDIX II

Details of Subscription Arrangements with Temasek and China Development Bank and the Clawback Placing

China Development Bank

Barclays and China Development Bank have today entered into two agreements in relation to China Development Bank's proposed investments in Barclays, in addition to the warrants and the strategic partnership agreement.

Under the China Development Bank Subscription Agreement, China Development Bank has agreed to subscribe for 201 million new Barclays ordinary shares on 14 August 2007 at a price of £7.20 per share.  This subscription is not conditional on the outcome of the Revised Offer for ABN AMRO.

Pursuant to the Conditional Investment Agreement (the "CIA"), China Development Bank will pay to Barclays on behalf of accepting ABN AMRO ordinary shareholders a portion of the cash consideration due to them under the Revised Offer, and in consideration thereof Barclays will allot and issue new Barclays ordinary shares to China Development Bank on the basis of a price of £7.40 per share.  The cash payments to accepting ABN AMRO ordinary shareholders will be distributed on the settlement date(s) by Barclays together with the balance of the cash consideration and the share consideration due to them.  These arrangements are part of, and are therefore conditional upon, the Revised Offer.  The maximum number of new Barclays ordinary shares which China Development Bank could acquire pursuant to these arrangements is 693 million, although 166 million of these shares are subject to a clawback placing.

Shortly following the Revised Offer being declared unconditional, China Development Bank will subscribe for a maximum of 693 million new Barclays ordinary shares, less any shares taken up under the clawback placing; in the unlikely event that such number of shares would breach any regulatory approval threshold in any jurisdiction where clearance had not been obtained, the number of shares acquired by China Development Bank under these arrangements would be reduced to the maximum number which would avoid breaching such threshold.  In those circumstances, shortly before any subsequent settlement date(s) during or following any post acceptance period, China Development Bank would subscribe for additional new Barclays ordinary shares to take it to the lower of the desired number of 693 million shares or such number of shares which would allow China Development Bank to remain just below any relevant regulatory threshold on the basis of the further enlarged Barclays share capital at that time.

China Development Bank will at the same time as subscribing for these new Barclays ordinary shares make the cash payments described above in part settlement of the cash consideration due to them from Barclays.  The maximum aggregate amount which may be paid by China Development Bank pursuant to these arrangements will be the product of £7.40 and the number of new Barclays ordinary shares subscribed by China Development Bank under the CIA.

The consideration for the allotment of the new Barclays ordinary shares to China Development Bank under the CIA shall be the transfer to Barclays by tendering ABN

AMRO ordinary shareholders of the appropriate portion of their shares, and the agreement by China Development Bank (or relevant placees under the clawback placing arrangements described below) to make the cash payments as described above.

Temasek
Under the Temasek Subscription Agreement, Temasek has agreed to subscribe for 135 million New Barclays ordinary shares on 14 August 2007 at a price of £7.20 per share.  This subscription is not conditional on the outcome of the Revised Offer for ABN AMRO.

Subject to and shortly following the Revised Offer being declared unconditional, Temasek will subscribe for a further 196 million New Barclays ordinary shares at a price of £7.40 per share.  Of these shares, 64 million are subject to a clawback placing.

The Temasek subscriptions are to be effected by way of a cashbox placing.

Clawback Placing
Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to subscribe, up to 230 million shares (having an aggregate subscription price of up to £1.7 billion) are to be made available, by way of a clawback placing, targeted at existing Barclays shareholders outside of the United States (determined in Barclays sole discretion) at a price of £7.40 per share.  166 million of such shares are from China Development Bank's conditional allocation and 64 million from Temasek's conditional allocation.

In the event that not all of the clawback placing shares are taken up, those that are will be deemed to come out of the conditional allocations of China Development Bank and Temasek in a ratio of 2.579 to 1, and the balance will revert to China Development Bank and Temasek to be subscribed under the conditional arrangements described above.

The shares offered by way of the clawback placing will only be issued following, and conditional upon, the Revised Offer being declared unconditional.

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire Barclays shares to be issued in the clawback placing in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful.  These shares have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act") and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or as part of a transaction not subject to, the registration requirements of the Securities Act. The Barclays shares to be used in the clawback placing are being offered and sold outside the United States only and in accordance with Regulation S under the Securities Act.

APPENDIX III

BARCLAYS PLC

TRADING STATEMENT FOR THE SIX MONTHS TO 30TH JUNE 2007 (UNAUDITED)

Group Results	Half-year ended
	30.06.07	30.06.06	% Change
	£m	£m
Total income net of insurance claims	11,902	10,969	9

Impairment charges	(959)	(1,057)	(9)

Operating expenses	(6,847)	(6,269)	9

Profit before tax	4,101	3,673	12

	p	p

Earnings per share	41.4	36.3	14

Dividend per share	11.5	10.5	10

Profit before tax by business[1]	£m	£m	% Change
UK Banking	1,363	1,253	9
UK Retail Banking	651	600	9
UK Business Banking	712	653	9
Barclaycard	272	326	(17)
International Retail and Commercial Banking	452	512	(12)
Barclays Capital	1,660	1,246	33
Barclays Global Investors	388	364	7
Barclays Wealth	173	129	34

1	Summary excludes Head Office functions and other operations.

Group Summary

In the first half of 2007, Barclays continued to make substantial progress on its strategic priorities, further diversifying the profit base and delivering record financial results.  Profits and earnings grew at a double digit rate relative to the very strong performance recorded in the first half of 2006.

Profit before tax increased 12 per cent. to £4,101million (2006: £3,673million).  This was achieved despite significant adverse currency movements against Sterling.  Earnings per share rose 14 per cent. to 41.4p (2006: 36.3p). Profit grew at a rate higher than the rate of growth of both daily value at risk and risk weighted assets.

Group income rose 9 per cent. to £11,902million (2006: £10,969million).  Income growth, which was led by a particularly strong performance in Barclays Capital, was broadly based by business and by geography.

Group operating expenses increased 9 per cent. to £6,847million (2006: £6,269million).  We continued to invest in future business growth, with increased headcount in Barclays Capital, Barclays Global Investors and Absa, and significant growth in the branch network in International Commercial and Retail Banking outside the United Kingdom.  Operating expenses included gains on the sale of properties at £147million (2006: £238million) largely in UK Retail Banking, which were substantially reinvested in the business.

Group impairment charges improved 9 per cent. to £959million (2006: £1,057million).  The improvement reflected reduced flows into delinquency and lower arrears balances in the UK cards and consumer loans business.  The number of UK personal customers missing a payment continued to fall.  UK mortgage impairment charges remained negligible.  Impairment levels in the wholesale sector continued to be stable, with low levels of defaults.  The 2006 impairment charge included £83 million on available for sale assets.

Business performance

In UK Retail Banking, good income growth (partially offset by settlements on overdraft fees), coupled with well controlled costs and improved impairment, drove profit growth of 9 per cent.

UK Business Banking profit rose 9 per cent..  This was mainly attributable to strong growth in fees and well controlled costs.

We are on track to deliver a further two percentage point improvement in the cost:income ratio of UK Banking during 2007, adding to the six percentage point improvement achieved during 2005 and 2006.

Headline profit of Barclaycard declined 17 per cent.  More than all of the headline profit decline was due to the impact of property gains in the first half of 2006 and a loss on the disposal of Monument during the first half of 2007.  Profit more than doubled relative to the second half of 2006 as a consequence of the reduction in impairment charges.

In International Retail and Commercial Banking - excluding Absa, the first half of 2006 included the gain on the sale of a property together with the contribution of our former associate FirstCaribbean International Bank. Adjusted for these, International Retail and Commercial Banking - excluding Absa generated strong profit growth in the first half of 2007, driven by significant increases in business volumes.

Absa Group Limited announced very strong profit growth in Rand terms, but the 20 per cent. depreciation of the Rand versus Sterling caused period on period profit of International Retail and Commercial Banking – Absa to be broadly steady.

Barclays Capital delivered record results, with its two best quarters ever.  Profit rose 33 per cent.  This was due to a very strong income performance driven by continued strong growth across asset classes and regions, in particular across the structured credit and credit derivatives, equities and commodities platforms, underpinned by the strength of the client franchise and its focus on delivering risk management and financing solutions.

In Barclays Global Investors profit rose 7 per cent. in sterling, while both income and profit were up substantially more in Dollars. This reflected the continued strength of the franchise and significant new flows and revenues into its suite of exchange traded funds, alternative asset classes and quantitative active strategies.

The profit of Barclays Wealth rose 34 per cent. This reflected strong income growth from increased client funds and transaction volumes partially offset by continued investment in the business.

Dividends on ordinary shares

The Board has decided to pay, on 1 October 2007, an interim dividend for the year ended 31 December 2007 of 11.5p per ordinary share for shares registered in the books of the Company at the close of business on 17 August 2007.  The ex-dividend date is 15 August 2007. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2006-2007 UK tax year in mid-October 2007.

For qualifying US and Canadian resident ADR holders, the interim dividend of 11.5p per ordinary share becomes 46p per ADS (representing four shares).  The ADR depositary will mail the dividend on 1 October 2007 to ADR holders on the record on 17 August 2007.

For qualifying Japanese shareholders, the final dividend of 11.5p per ordinary share will be distributed in mid-October to shareholders on the record on 17 August 2007.

Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan (“The Plan”). The Plan is available to all shareholders, including members of Barclays Sharestore, provided that they neither live in nor are subject to the jurisdiction of any country where their participation in the Plan would require Barclays or the Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the Plan should contact the Plan Administrator by writing to: the Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA or by telephoning 0870 609 4535.

The completed form should be returned to the Plan Administrator on or before 7th September 2007 for it to be effective in time for the payment of the interim dividend on 1 October 2007.  Shareholders who are already in the Plan need take no further action unless they wish to change their instructions, in which case they should write to the Plan Administrator.

This announcement, including the Appendix, is not for distribution directly or indirectly in or into the United States, Canada, Australia or Japan or any jurisdiction into which the same would be unlawful. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of Barclays in the United States, Canada, Australia or Japan or any jurisdiction in which such an offer or solicitation is unlawful.  The shares in Barclays referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold or transferred within the United States absent registration or an exemption from registration.  No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

23 July 2007

For immediate release

BARCLAYS ANNOUNCES CLAWBACK PLACING OF UP TO 229,729,730 ORDINARY SHARES OF 25P EACH AT A PLACING PRICE OF 740P EACH

The Board of Directors of Barclays PLC (“Barclays”) today announces a revised offer for ABN AMRO and an investment by China Development Bank and Temasek of up to 13.4 billion euros in Barclays through the subscription of new shares.  Of the Barclays shares which China Development Bank and Temasek have conditionally agreed to acquire, up to 2.5 billion euros (£1.7billion) worth of shares are today being made available outside the United States by way of a clawback placing targeted at certain Barclays shareholders (to be determined in Barclays sole discretion) at a price of £7.40 per share.  To the extent not taken up these shares will be subscribed by China Development Bank and Temasek.  The shares subject to the clawback placing will only be issued following and conditional upon the revised offer for ABN AMRO being declared unconditional.

The clawback placing will commence at 7.00am today and will close at 4.30pm on Tuesday 24 July 2007.  The full terms and conditions of the clawback placing are set forth in this announcement

Citi, Credit Suisse, Deutsche Bank and JPMorgan Cazenove are acting as joint bookrunners and placing agents on behalf of Barclays in respect of the clawback placing.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Enquiries:

Barclays

ANALYSTS AND INVESTORS

Mark Merson	+44 (0) 20 7116 5752

James S Johnson	+44 (0) 20 7116 2927

MEDIA

Stephen Whitehead	+44 (0) 20 7116 2927

Alistair Smith	+44 (0) 20 7116 6132

China Development Bank (Blackstone)

John Studzinski	+44 (0) 20 7451 4000

Global Head of Corporate Advisory Services

Sophia Harrison	+44 (0) 20 7451 4000

Vice President European Corporate Communications

Temasek

Lim Siow Joo	+65 6828 6503

Corporate Affairs

JPMorgan Cazenove

Jonathan Wilcox	+44 (0) 20 7588 2828

Ian Hannam	+44 (0) 20 7588 2828

Citi

Chris Williams	+44 (0) 20 7986 4000

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Credit Suisse

James Leigh-Pemberton	+ 44 (0) 20 7888 8888

Tom Ahearne	+ 44 (0) 20 7888 8888

Michael Leaver	+ 44 (0) 20 7888 8888

Deutsche Bank

James Agnew	+ 44 (0)20 7545 8000

This announcement is a public announcement as defined in section 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This announcement has been issued by and is the sole responsibility of Barclays.  No representation or warranty express or implied is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by JPMorgan Cazenove Limited, Citigroup Global Markets U.K. Equity Limited, Credit Suisse Securities (Europe) Limited or Deutsche Bank AG, London Branch or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The Bookrunners and Placing Agents (as defined below) are acting for Barclays in connection with the Placing (as defined below) and no one else and will not be responsible to anyone other than Barclays for providing the protections afforded to clients of the Bookrunners and Placing Agents nor for providing advice in relation to the Placing.

The distribution of this announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by Barclays or the Bookrunners and Placing Agents that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by Barclays and the Bookrunners and Placing Agents to inform themselves about, and to observe, and such restrictions.

Certain statements in this announcement are forward-looking statements which are based on Barclays expectations, intentions and projections regarding its future performance, anticipated events or trends and other matters that are not historical facts. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements.  Forward-looking statements speak only as of the date of such statements and, except as required by applicable law, Barclays undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

The price of shares and the income from them may go down as well as up and investors may not get back the full amount invested on disposal of the shares.

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE FOR INFORMATION PURPOSES ONLY AND ARE DIRECTED ONLY AT: (A) PERSONS IN MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHO ARE QUALIFIED INVESTORS; (B) IN THE UNITED KINGDOM, QUALIFIED INVESTORS WHO ARE PERSONS WHO (I) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "ORDER"); (II) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS, ETC") OF THE ORDER; OR (III) ARE PERSONS TO WHOM IT MAY OTHERWISE BE LAWFULLY COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS ANNOUNCEMENT (INCLUDING THE APPENDIX) DOES NOT ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN BARCLAYS.

Persons who are invited to and who choose to participate in the Placing, by making an oral or written offer to subscribe for Placing Shares (the "Placees"), will be deemed to have read and understood this announcement, including this Appendix, in its entirety and to be making such offer on the terms and conditions, and to be providing the representations, warranties, acknowledgements, and undertakings contained in this Appendix. In particular each such Placee represents, warrants and acknowledges that it is:

(a)	a Relevant Person (as defined above) and undertakes that it will acquire, hold, manage or dispose of any Placing Shares that are allocated to it for the purposes of its business; and

(b)	outside the United States and is subscribing for the Placing Shares in an "offshore transaction" (within the meaning of Regulation S under the Securities Act).

This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for Placing Shares in any jurisdiction in which such offer or solicitation is or may be unlawful. This announcement and the information contained herein is not for publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia or Japan or in any jurisdiction in which such publication or distribution is unlawful. No public offer of securities of Barclays is being made in the United Kingdom, the United States or elsewhere.

In particular, the Placing Shares referred to in this announcement have not been and will not be registered under the Securities Act and may not be offered, sold or transferred within the United States except pursuant to an exemption from, or as part of a transaction not subject to, the registration requirements of the Securities Act. The Placing Shares are being offered and sold outside the United States only and in accordance with Regulation S under the Securities Act.

The relevant clearances have not been, and nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the Placing Shares have not been, and nor will they be, registered under or offered in compliance with the securities laws of any state, province or territory of Canada, Australia or Japan. Accordingly, the Placing Shares may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction outside the United Kingdom.

The Placing Shares have not been approved or disapproved by the US Securities and Exchange Commission, any State securities commission or other regulatory authority in the United States, nor have any of the foregoing authorities passed upon or endorsed the merits of the Placing or the accuracy or adequacy of this announcement. Any representation to the contrary is unlawful.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this Appendix or this announcement should seek appropriate advice before taking any action.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

APPENDIX

Details of the Placing and of the Placing Shares

Barclays, China Development Bank and JPMorgan Cazenove Limited ("JPMorgan Cazenove"), have today entered into an agreement (the "China Development Bank Agreement") and Barclays, Temasek and JPMorgan Cazenove have today entered into an agreement (the "Temasek Agreement" and the Temasek Agreement, together with the China Development Bank Agreement, being hereinafter referred to as the "Agreements") under which, subject to the conditions described below, Barclays has agreed to allot and issue to China Development Bank and Temasek ordinary shares of 25p each in Barclays ("Barclays Ordinary Shares").

In order to ensure that the Placees (as defined below) have the opportunity to subscribe for new Barclays Ordinary Shares on the same financial terms as China Development Bank and Temasek, China Development Bank and Temasek have each agreed that the number of new Barclays Ordinary Shares for which they subscribe will be reduced by a maximum of 229,729,730 Barclays Ordinary Shares and that a maximum of 229,729,730 Barclays Ordinary Shares will be made available to the Placees.

JPMorgan Cazenove, Citigroup Global Markets U.K. Equity Limited, Credit Suisse Securities (Europe) Limited and Deutsche Bank AG, London (the "Bookrunners and Placing Agents") as agents of Barclays have agreed that they will make new Barclays Ordinary Shares (the "Placing Shares") available outside the United States by way of an offer targeted at certain existing Barclays shareholders (selected by Barclays in its sole discretion) (the "Placing"). The Bookrunners and Placing Agents will act as joint bookrunners and placing agents in connection with the Placing. The issuance of the Placing Shares, once allocated, will not be underwritten.

The subscription price in the placing will be £7.40 per Placing Share.

Following completion of the bookbuilding exercise, Barclays will announce the maximum final number of Barclays Ordinary Shares to be issued and sold in the Placing. To the extent Placees are identified in respect of fewer than the number of Barclays Ordinary Shares offered in the placing, the remainder shall form part of the investment by China Development Bank and Temasek.

The Placing Shares will, when issued, be credited as fully paid and will rank pari passu in all respects with the existing Barclays Ordinary Shares. For the

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

avoidance of doubt, the Placing Shares will not be entitled to receive the interim dividend for the period to 30 June 2007.

In this announcement, unless the context otherwise requires, "Placee" means a person (including individuals, funds or others) on whose behalf a commitment to subscribe for Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the Financial Services Authority (the "FSA") for admission of the Placing Shares to the Official List of the UK Listing Authority (the "Official List") and to London Stock Exchange plc for admission to trading of the Placing Shares on its market for listed securities (together "Admission").

It is expected that Admission will become effective on or around three Euronext Trading Days (as defined below) after each Placing Date (a Placing Date being any of the First Placing Date or any Further Placing Date, each as defined below) and that dealings in the Placing Shares will commence at that time.

Participation in, and principal terms of, the Placing

Each prospective Placee's allocation will be determined by Barclays in its sole discretion and will be confirmed orally by one of the Bookrunners and Placing Agents as agent of Barclays following the close of the bookbuilding exercise.  That oral confirmation will constitute an irrevocable legally binding commitment upon that person (who will at that point become a Placee) to subscribe for the number of Placing Shares allocated to it at the Placing Price on the terms and conditions set out in this Appendix and in accordance with Barclays memorandum and articles of association.  A placing letter ("Placing Letter") from one of the Bookrunners and Placing Agents containing a form of confirmation ("Form of Confirmation") will be dispatched to each Placee as soon as possible thereafter, which will confirm the terms on which the Placee has made its commitment.  Each Placee should return its Form of Confirmation to the appropriate Bookrunner and Placing Agent by no later than 5.00 p.m. (London time) on 25 July 2007 or such other time and date notified to it by the appropriate Bookrunner and Placing Agent.

Each Placee will also have an immediate, separate, irrevocable and binding obligation, owed to the relevant Bookrunner and Placing Agent as agent of Barclays, to pay in cleared funds an amount equal to the product of the Placing Price and the number of Placing Shares such Placee has agreed to subscribe and Barclays has agreed to allot and issue to that Placee.

Conditions of the Placing

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

The obligations of Placees to take up Placing Shares and the subscription for Placing Shares by Placees are subject to the memorandum and articles of association of Barclays and the terms and conditions set out in this Appendix and in the Placing Letter.  Placees will only be called on to subscribe for Placing Shares if the obligations of China Development Bank and Temasek under the Agreements become unconditional in all respects.  However, for the avoidance of doubt, compliance by China Development Bank and Temasek with their obligations under the China Development Bank Agreement and the Temasek Agreement respectively is not a condition to the Placing, and Placees may be called upon to subscribe for Placing Shares in circumstances where China Development Bank and/or Temasek do not fulfil their obligations to do so.

The conditions contained in the Agreements include:

(a)
the takeover offer by Barclays for the whole of the issued ordinary share capital of ABN AMRO (the "Offer") being declared unconditional and the terms of that offer not being amended without the prior written consent of China Development Bank and Temasek, such consent not to have been unreasonably withheld or delayed; and

(b)
Admission of the Barclays Ordinary Shares to be subscribed by China Development Bank and Temasek occurring not later than 8.00 a.m. on the third Euronext Business Day (as defined below) after the date on which the Offer becomes unconditional (the "First Closing Date"), or, in the case of China Development Bank, such other date(s) on which China Development Bank may be required to subscribe for Barclays Ordinary Shares under the china Development Bank Agreement.

Furthermore, under the Agreements, these conditions must be satisfied on or prior to 1 March 2008, though each of China Development Bank and Temasek may agree with Barclays to extend these dates.

Each placee’s obligation to subscribe for Placing Shares will in any event lapse on 1 March 2008.

The offer to participate in the Placing is made on the basis that, if accepted, Placees will be unable to rescind or terminate their rights and obligations in respect of it.

None of the Bookrunners and Placing Agents, Barclays or any other person shall have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition to the Placing nor for any decision as to the satisfaction of any condition or in respect of the Placing generally and by participating in the Placing each Placee

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

agrees that any such decision is within the absolute discretion, without consultation with or notification to Placees, of the parties to the Agreements.

No Prospectus

No offering document or prospectus has been or will be submitted to be approved by the FSA in relation to the Placing and Placees' commitments will be made solely on the basis of the information contained in this announcement (including the Appendix) and the revised offer announcement released by Barclays today, and subject to the further terms set forth in the Placing Letter and Form of Confirmation to be provided to individual prospective Placees. Each Placee, by accepting a participation in the Placing, agrees that the content of this announcement (including the Appendix) and the revised offer announcement released by Barclays today is exclusively the responsibility of Barclays and confirms that it has neither received nor relied on any other information, representation, warranty, or statement made by or on behalf of Barclays or the Bookrunners and Placing Agents or any other person and none of the Bookrunners and Placing Agents or Barclays nor any other person will be liable for any Placee's decision to participate in the Placing based on any other information, representation, warranty or statement which the Placees may have obtained or received. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of Barclays in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement, including Multiple Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. Barclays reserves the right to require settlement for and delivery of the Placing Shares (or a portion thereof) to Placees in certificated form if in Barclays reasonable opinion delivery or settlement is not possible or practicable within the CREST system.

Following the close of the bookbuilding for the Placing, each Placee allocated Placing Shares in the Placing will be sent a Placing Letter stating the number of Placing Shares to be allocated to it at the Placing Price, the aggregate amount owed by such Placee to Barclays (in the event it is called upon to subscribe for the maximum amount) and settlement instructions. The number of Placing Shares and the aggregate amount owed represent the maximum allocation. Placees may be entitled, and required, to subscribe for fewer shares, as described in the next paragraph.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

The number of Placing Shares to be allocated and issued will depend in part on the number of acceptances received by Barclays in relation to the Offer by the date on which the Offer is declared unconditional (the “First Placing Date”). If fewer than 100 per cent. of the holders of ABN AMRO ordinary shares have accepted the Offer by the First Placing Date, the number of Placing Shares to be subscribed initially will be reduced and accordingly Placees will called upon to subscribe fewer shares than their maximum allocation. Following the Offer being declared unconditional, Barclays may, if it so elects, continue to allow acceptances of the Offer for a period of approximately 15 Euronext Trading Days. Barclays may call upon Placees at any time during that period to subscribe further Placing Shares to the extent that Placing Shares are then available (but in no event exceeding in aggregate the maximum number set out in a Placee’s Placing Letter). It is, however, likely that Barclays will only do so on between one and three discrete occasions (each a “Further Placing Date”). Placees will be contacted by one of the Bookrunners and Placing Agents on or about each Further Placing Date in the event they are to be required to subscribe further Placing Shares.

Barclays will deliver the Placing Shares to a CREST account operated by JPMorgan Cazenove as Barclays agent and JPMorgan Cazenove will enter its delivery (DEL) instruction into the CREST system. The input to CREST by a Placee of a matching or acceptance instruction will then allow delivery of the relevant Placing Shares to that Placee against payment.

It is expected that such settlement and delivery will take place on the day which is three Euronext Trading Days after the First Placing Date and, if applicable, on the day which is three Euronext Trading days after the Further Placing Date. A "Euronext Trading Day" is a day on which Euronext Amsterdam N.V. is open for trading.

Each Placee agrees that it will do all things necessary to ensure that delivery and payment is completed in accordance with either the standing CREST or certificated settlement instructions that it has in place with the relevant Bookrunner and Placing Agent.

Interest is chargeable daily on payments not received from Placees on the due date in accordance with the arrangements set out above at the rate of two percentage points above LIBOR as determined by the Bookrunner and Placing Agent.

Each Placee is deemed to agree that, if it does not comply with these obligations, Barclays may sell any or all of the Placing Shares allocated to that Placee on such Placee's behalf and retain from the proceeds, for Barclays account and benefit, an amount equal to the aggregate amount owed by the

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

Placee plus any interest due. The relevant Placee will, however, remain liable for any shortfall below the aggregate amount owed by it and may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon the sale of such Placing Shares on such Placee's behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, Placees should ensure that the trade confirmation is copied and delivered immediately to the relevant person within that organisation.

Insofar as Placing Shares are registered in a Placee's name or that of its nominee or in the name of any person for whom a Placee is contracting as agent or that of a nominee for such person, such Placing Shares should, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax.

Representations and Warranties

By participating in the Placing each Placee (and any person acting on such Placee's behalf):

1	represents and warrants that it has read this announcement, including the Appendix, in its entirety;

2
acknowledges that no offering document or prospectus has been prepared in connection with the placing of the Placing Shares and represents and warrants that it has not received a prospectus or other offering document in connection therewith;

3
acknowledges that the Ordinary Shares are listed on the Official List, and Barclays is therefore required to publish certain business and financial information in accordance with the rules and practices of the FSA, which includes a description of the nature of Barclays business and Barclays most recent balance sheet and profit and loss account and that it is able to obtain or access such information without undue difficulty;

4
acknowledges that none of the Bookrunners and Placing Agents or Barclays nor any of their affiliates nor any person acting on behalf of any of them has provided, and will not provide it, with any material regarding the Placing Shares or Barclays other than this announcement, the revised offer announcement released by Barclays today and the Placing Letter to be issued to the Placee as referred to above; nor has it requested any of the Bookrunners and Placing Agents, Barclays, any of their affiliates or any person acting on behalf of any of them to provide it with any such information;

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

5
acknowledges that the content of this announcement is exclusively the responsibility of Barclays and that none of the Bookrunners and Placing Agents nor any person acting on its behalf has or shall have any liability for any information, representation or statement contained in this announcement or any information previously published by or on behalf of Barclays and will not be liable for any Placee's decision to participate in the Placing based on any information, representation or statement contained in this announcement prospectus or otherwise. Each Placee further represents, warrants and agrees that the only information on which it is entitled to rely and on which such Placee has relied in committing itself to subscribe for the Placing Shares is contained in this announcement and the revised offer announcement released by Barclays today and any information previously published by Barclays by notification to a Regulatory Information Service, such information being all that it deems necessary to make an investment decision in respect of the Placing Shares and that it has neither received nor relied on any other information given or representations, warranties or statements made by any of the Bookrunners and Placing Agents or Barclays and none of the Bookrunners and Placing Agents or Barclays will be liable for any Placee's decision to accept an invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee further acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of Barclays in deciding to participate in the Placing;

6
acknowledges that none of the Bookrunners and Placing Agents or any person acting on behalf of it nor any of its affiliates has or shall have any liability for any publicly available or filed information or any representation relating to Barclays, provided that nothing in this paragraph excludes the liability of any person for fraudulent misrepresentation made by that person;

7
acknowledges that the Placing Shares have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the US Securities and Exchange Commission, any state securities commission in the United States or any other United States regulatory authority, and agrees not to reoffer, resell, pledge or otherwise transfer the Placing Shares except pursuant to an exemption from, or in a  transaction not subject to, the registration requirements of the United States Securities Act of 1933 (the "Securities Act");

8	represents and warrants that it is not a person in the United States, it is not

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

acting on a non-discretionary basis for a person in the United States, and it has been offered and will subscribe for its Placing Shares in an offshore transaction within the meaning of Regulation S under the Securities Act;

9
confirms that neither it nor any person acting on its behalf has offered or sold or will offer or sell any of its Placing Shares except outside the United States in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act;

10
acknowledges that the Placing Shares have not been and will not be registered under the securities legislation of the United States, Australia, Canada or Japan and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within those jurisdictions;

11
represents and warrants that neither it, nor the person specified by it for registration as holder of Placing Shares is, or is acting as nominee or agent for, and that the Placing Shares will not be allotted to, a person who is or may be liable to stamp duty or stamp duty reserve tax under any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depositary receipts and clearance services);

12
represents and warrants that it has complied with its obligations in connection with money laundering and terrorist financing under the Proceeds of Crime Act 2002, the Terrorism Act 2003 and the Money Laundering Regulations 2003 (the "Regulations") and, if making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by it to verify the identity of the third party as required by the Regulations;

13
represents and warrants that it has not offered or sold and, prior to the expiry of a period of six months from Admission, will not offer or sell any Placing Shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and which will not result in an offer to the public in the United Kingdom within the meaning of section 85(1) of the Financial Services and Markets Act 2000 ("FSMA");

14
represents and warrants that it has not offered or sold and will not offer or sell any Placing Shares to persons in the European Economic Area prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

agent) for the purposes of their business or otherwise in circumstances which have not resulted in and which will not result in an offer to the public in any member state of the European Economic Area within the meaning of the Prospectus Directive (which means Directive 2003/71/EC and includes any relevant implementing measure in any member state);

15
represents and warrants that it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

16
represents and warrants that it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Placing Shares in, from or otherwise involving, the United Kingdom;

17
represents and warrants that it is a "qualified investor within the meaning of the Prospectus Directive (which means Directive 2003/71/EC and includes any relevant implementing measure in any member state)

18
represents and warrants that it and any person acting on its behalf is entitled to acquire the Placing Shares under the laws of all relevant jurisdictions and that it has all necessary capacity and has obtained all necessary consents and authorities to enable it to commit to this participation in the Placing and to perform its obligations in relation thereto (including, without limitation, in the case of any person on whose behalf it is acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement) and will honour such obligations;

19
undertakes that it (and any person acting on its behalf) will make payment for the Placing Shares allocated to it in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers or sold as the Bookrunners and Placing Agents may in their discretion determine and without liability to such Placee;

20
acknowledges that its allocation (if any) of Placing Shares will represent a maximum number of Placing Shares which it will be entitled, and required, to subscribe for, and that Barclays may call upon it to subscribe for a lower number of Placing Shares on the First Placing Date and further Placing Shares on each subsequent Further Placing Date (if any), but in no event in aggregate more than the aforementioned maximum;

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

21
acknowledges that none of the Bookrunners and Placing Agents, nor any of their respective affiliates, nor any person acting on behalf of any of them, is making any recommendations to it, advising it regarding the suitability of any transactions it may enter into in connection with the Placees and that participation in the Placing is on the basis that it is not and will not be a client of any Bookrunner and Placing Agent and that the Bookrunners and Placing Agents have no duties or responsibilities to it for providing the protections afforded to its clients or customers or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement nor for the exercise or performance of any of its rights and obligations thereunder including any rights to waive or vary any conditions or exercise any termination right;

22
undertakes that the person whom it specifies for registration as holder of the Placing Shares will be (i) itself or (ii) its nominee, as the case may be. None of the Bookrunners and Placing Agents or Barclays will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of such Placee agrees to participate in the Placing and it agrees to indemnify Barclays and the Bookrunners and Placing Agents in respect of the same on the basis that the Placing Shares will be allotted to the CREST stock account of the Bookrunner and Placing Agent who will hold them as nominee on behalf of such Placee until settlement in accordance with its standing settlement instructions;

23
acknowledges that any agreements entered into by it pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and it submits (on behalf of itself and on behalf of any person on whose behalf it is acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract, except that enforcement proceedings in respect of the obligation to make payment for the Placing Shares (together with any interest chargeable thereon) may be taken by Barclays or the Bookrunners and Placing Agents in any jurisdiction in which the relevant Placee is incorporated or in which any of its securities have a quotation on a recognised stock exchange;

24
agrees that Barclays, the Bookrunners and Placing Agents and their respective affiliates and others will rely upon the truth and accuracy of the foregoing representations, warranties, acknowledgements and undertakings which are given to the Bookrunners and Placing Agents on its own behalf and on behalf of Barclays and are irrevocable;

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

25
agrees to indemnify and hold Barclays, the Bookrunners and Placing Agents and their respective affiliates harmless from any and all costs, claims, liabilities and expenses (including legal fees and expenses) arising out of or in connection with any breach of the representations, warranties, acknowledgements, agreements and undertakings in this Appendix and further agrees that the provisions of this Appendix shall survive after completion of the Placing;

26	undertakes that neither it, its affiliates, nor any persons acting on its or their behalf, have engaged or will engage in any directed selling efforts with respect to any Placing Shares;

27
agrees not to deposit the Placing Shares into any unrestricted depositary facility maintained by any depositary bank unless and until such time as the Placing Shares or no longer “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act;.and

28
acknowledges that its commitment to subscribe Placing Shares on the terms set out herein and in the Placing Letter will continue notwithstanding any amendment that may in future be made to the terms of the Offer and that Placees will have no right to be consulted or require that their consent be obtained with respect to either or both of (i) Barclays conduct of the Offer or (ii) the exercise of the respective rights of China Development Bank and Temasek with respect to Barclays conduct of the Offer.

The foregoing representations, warranties and confirmations are given for the benefit of Barclays as well as the Bookrunners and Placing Agents.

The agreement to settle a Placee's subscription (and/or the subscription of a person for whom such Placee is contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to the subscription by it and/or such person direct from Barclays for the Placing Shares in question. Such agreement assumes, and is based on a warranty from each Placee, that neither it, nor the person specified by it for registration as holder, of Placing Shares is, or is acting as nominee or agent for, and that the Placing Shares will not be allotted to, a person who is or may be liable to stamp duty or stamp duty reserve tax under any of sections 67, 70, 93 and 96 of the Finance Act 1986 (depositary receipts and clearance services). If there are any such arrangements, or the settlement relates to any other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable.  In that event the Placee agrees that it shall be responsible for such stamp duty or stamp duty reserve tax, and neither Barclays nor the Bookrunners and Placing Agents shall be responsible for such stamp duty or stamp duty reserve tax. If this is the case,

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

each Placee should seek its own advice and notify the Bookrunner and Placing Agent accordingly.

In addition, Placees should note that they will be liable for any stamp duty and all other stamp, issue, securities, transfer, registration, documentary or other duties or taxes (including any interest, fines or penalties relating thereto) payable outside the UK by them or any other person on the subscription by them of any Placing Shares or the agreement by them to subscribe for any Placing Shares.

When a Placee or person acting on behalf of the Placee is dealing with the Bookrunners and Placing Agents, any money held in an account with any of the Bookrunners and Placing Agents on behalf of the Placee and/or any person acting on behalf of the Placee will not be treated as client money within the meaning of the rules and regulations of the FSA made under FSMA. The Placee acknowledges that the money will not be subject to the protections conferred by the client money rules; as a consequence, this money will not be segregated from the relevant Bookrunner and Placing Agent's money in accordance with the client money rules and will be used by the relevant Bookrunner and Placing Agent in the course of its own business; and the Placee will rank only as a general creditor of the Bookrunner and Placing Agent.

All times and dates in this announcement may be subject to amendment. The Bookrunner and Placing Agent shall notify the Placees and any person acting on behalf of the Placees of any changes.

THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN.

ANNEX B - REGULATORY CLEARANCES

1.8      Without limitation to paragraph 1.7 above:

(i)
the Competent Regulatory Authorities in The Netherlands have given their declaration of no-objection in accordance with and to the extent required by the DFSA in respect of each person (whether or not a member of the Combined Group) who will hold, obtain or increase a qualifying holding (for the purposes of the DFSA) or exercise any control relating to such a qualifying holding in any credit institution, financial institution, UCITS management company, investment firm, insurance undertaking or other undertaking, not being an aforementioned financial undertaking (financiële onderneming) within the meaning of the DFSA which is a member of the Combined Group (and for any reduction of own funds, dividend or distribution of or payment from an item of reserves, taking over of assets and liabilities, merger or reorganisation to be carried out) in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the payment of any dividend or other distribution by ABN AMRO Bank N.V. or ABN AMRO following the Offer relating to the proceeds of the disposal of LaSalle, the implementation of the Structuring Action or the operation of the Combined Group in accordance with this Merger Protocol;

(ii)
the FSA has notified its approval in writing in respect of each person (whether or not a member of the Combined Group) who will acquire control or any additional or increased control (for the purposes of FSMA) over any UK authorised person (within the meaning of FSMA) which is a member of the Combined Group in connection with the Merger or the Offer, its implementation, the proposed direct or indirect acquisition of any shares or other securities in, or control or management of, ABN AMRO or any member of the ABN AMRO Group by Barclays or any member of the Barclays Group, the implementation of the Structuring Action or the operation of the Combined Group in accordance with this Merger Protocol or, where no such notification has been made in respect of any such person, the period allowed under such Act for the FSA to notify any objections to such person acquiring such control or any such additional or increased control having expired without notification of such objection and the FSA has not cancelled or varied, and has not notified (or intimated that it may notify) any proposal to cancel or vary, any permission (within the meaning of FSMA) held by any such authorised person at the date of this Merger Protocol;

(iii)
DNB has confirmed that it has no objection in relation to the appointment of the Nominated Individuals to the management board and supervisory board of ABN AMRO Bank N.V., subject to and with effect as of the time the Offer is

10

declared unconditional, and the FSA has approved the Nominated Individuals being appointed to the board of directors of Barclays Bank to perform the functions of a director thereof, subject to and with effect as of the time the Offer is declared unconditional;

(iv)
all approvals have been received or notices have been filed under United States federal or state banking laws that are necessary to permit consummation of the Offer and the Merger, and all required waiting periods have expired;

(v)
the European Commission has issued a decision under Article 6(1)(b) of the EU Merger Regulation, or is deemed to have done so under Article 10(6) of the EU Merger Regulation, declaring the Merger and the Offer compatible with the Common Market without attaching to its decision any conditions or obligations and in the event that a request under Article 9(2) of the EU Merger Regulation has been made by a Member State, the European Commission has indicated that it has decided not to refer the Merger or the Offer (or any part thereof) or any matter arising therefrom to a competent authority of a Member State in accordance with Article 9(1) of the EU Merger Regulation;

(vi)
the applicable waiting period, if any, under the HSR Act in Relation to the Merger or the Offer has expired or been terminated, and no order is issued by any competent U.S. governmental authority (whether temporary, preliminary or permanent) preventing the implementation of the Merger or Offer and no U.S. governmental entity has indicated an intention or threatened to commence proceedings seeking the same and no proceedings seeking the same are pending and not finally resolved; and

(vii)
all notifications, filings, applications and Authorisations that are necessary in any jurisdiction in connection with the proposed acquisition by Chorus or Tango (or any subsidiary of either of them) of shares in Barclays pursuant to the Barclays Share Placement (or any resulting indirect acquisition of any interest in any member of the Barclays Group or the ABN AMRO Group) have been made or obtained from all appropriate Third Parties and any waiting periods (or extensions thereof) under any applicable legislation of any jurisdiction during which any Third Party may oppose or take or announce steps which could impede such acquisition have expired, lapsed or been terminated (except for those that cannot be made, obtained, expire or lapse before the acquisition of those shares).

11

ANNEX C - ADJUSTMENTS TO EXCHANGE RATIO

1.
A Party may (notwithstanding Clause 7.1 of this Merger Protocol and Schedule 3, other than the final sentence of paragraph (c) of Schedule 3) effect a Capital Raising or Capital Return as defined in paragraph 4 below, subject to the Ordinary Share Exchange Ratio and the related ADS Exchange Ratio and, if relevant, the DR Pref Consideration being adjusted as contemplated by this Schedule 5 and provided always that none of the proceeds under the LaSalle Agreement or a Sale Contract may in any circumstance be distributed during the Interim Period by any means whatsoever.

2.
The Parties agree that the Ordinary Share Exchange Ratio is expressed on the basis of the value of Barclays Shares by reference to the closing share price on the Calculation Date relative to the value of ABN AMRO Ordinary Shares implied by the Ordinary Share Exchange Ratio and the purpose of the adjustments contemplated in this Schedule 5 is to factor into this ratio the impact on the relative values of Barclays and ABN AMRO arising from certain actions.

3.
For the purposes of clarity, the proposed dividends relating to the financial year ended 31 December 2006 and any interim dividends in respect of the financial year commencing 1 January 2007 (provided any such interim dividend is consistent with the dividend policy of such Party prevailing as at the date of this Merger Protocol and does not exceed reasonable market expectations as on 20 April 2007) and any repurchase of ordinary shares permitted by paragraph (n)(vi) of Schedule 3 shall not result in an adjustment of any ratio contemplated by this Schedule 5.

12

4.	Where there is a Capital Raising or Capital Return, the Ordinary Share Exchange Ratio shall be adjusted in accordance with the following formula (calculated to two (2) decimal places):-

Adjusted Ordinary Share Exchange Ratio is equal to:

(Ordinary Share Exchange Ratio on Calculation Date x Barclays Share Price on Calculation Date x Number of ABN AMRO Ordinary Shares in issue on Calculation Date
-
Aggregate value of Capital Return(s) by ABN AMRO between Calculation Date and Settlement Date (in GBP)
+
 Aggregate value of Capital Raising(s) by ABN AMRO between Calculation Date and Settlement Date (in GBP)
-
((Number of ABN AMRO Ordinary Shares in issue on
Settlement Date - Number of ABN AMRO Ordinary Shares in issue on Calculation
Date) x Ordinary Share Cash Consideration)))
/
(Number of ABN AMRO Ordinary Shares in issue on Settlement Date)

divided by:

(Barclays Share Price on Calculation Date x
Number of ordinary Barclays Shares in issue on Calculation Date
-
Aggregate value of Capital Return(s) by Barclays between Calculation Date and Settlement Date
+
Aggregate value of Capital Raising(s) by Barclays between Calculation Date and Settlement Date)
/
(Number of ordinary Barclays Shares in issue on Settlement Date)

5.
In any calculation of the Adjusted Ordinary Share Exchange Ratio, the GBP/EUR exchange rate shall be the relevant reference rate as published by the European Central Bank (and quoted on its website) prevailing on the date of the Capital Return or the Capital Raising.

6.	In this Schedule 5:

"ADS Exchange Ratio" has the meaning ascribed to it in Clause 1.2(i) of this Merger Protocol.

"Calculation Date" means 20 July 2007.

"Capital Raising" means the issue of (i) any ordinary shares by a Party; or (ii) paid-for newly granted rights to acquire the issued ordinary shares of either Party (whether or not otherwise permitted under or for the purposes of Clause 7.1 of this Merger

13

Protocol and Schedule 3). Capital Raising shall exclude monies raised and shares issued under the Barclays Share Placement.

"Capital Return" means the declaration of a dividend, capital repayment or any other distribution by a Party in respect of its ordinary shares (whether or not otherwise permitted under or for the purposes of Clause 7.1 of this Merger Protocol and Schedule 3, other than the final sentence of paragraph (c) of Schedule 3), but excluding any transaction referred to in paragraph 3 of this Schedule 5. For the avoidance of doubt, any repurchase of ordinary shares at market at the time of the repurchase shall not result in an adjustment of any ratio contemplated by this Schedule 5.

"Ordinary Share Exchange Ratio" has the meaning ascribed to it in Clause 1.2 (i) of this Merger Protocol.

In respect of each Party, the number of shares in issue are calculated on a fully diluted basis, minus the number of shares in issue on the Calculation Date that were held by that Party as Treasury shares, plus all ordinary shares repurchased by that Party from the Calculation Date to the Settlement Date. Shares issued under the Barclays Share Placement shall be excluded from the calculation of Barclays shares in issue on Settlement Date.

Unless specifically defined in this Schedule 5, defined words and phrases shall have the meaning ascribed to them in this Merger Protocol.

7.
Where ABN AMRO receives cash consideration for the sale of LaSalle (the "LaSalle Proceeds") which is less than US$ 21 billion (the "LaSalle Amount"), an amount equal to the shortfall shall be deemed to have been a distribution by ABN AMRO and therefore amounts to a Capital Return by ABN AMRO for the purposes of this Schedule 5. However, where the La Salle Proceeds are in excess of the La Salle Amount, this shall not amount to a Capital Raising for the purposes of this Schedule 5 and, consequently, there shall be no adjustment to the Ordinary Share Adjustment Ratio as a result of the excess proceeds.

8.
Where a Party undertakes a Capital Raising or Capital Return (i) the relevant ADS Exchange Ratio; (ii) the DR Pref Consideration; and (iii) Convertible Share Consideration shall be equitably adjusted to the extent necessary to reflect the Adjusted Ordinary Share Exchange Ratio on a basis consistent with the principles of this Schedule 5.

9.
Where a Party elects to undertake a Capital Raising or a Capital Return it shall promptly provide the other Party with a calculation of the effect on the Adjusted Ordinary Share Exchange Ratio (and the related ratios) and use all reasonable endeavours to reach agreement on such adjustments. In the absence of agreement within 5 Business Days of the calculation being submitted for agreement, the matter shall be referred to an expert pursuant to Clause 6.8.

14

10.
For the avoidance of doubt, except as provided in paragraph 1 of this Schedule 5, any adjustment made pursuant to the provision of this Schedule shall not constitute a waiver or settlement with respect to any breach by any Party of the provisions of Schedule 3 or Clause 7.1(a) and shall not limit any rights of any Party with respect thereto.

11.
This Schedule 5 shall cease to operate, and no adjustment shall be made to the final exchange ratio, after the date the Offer is declared unconditional. During the period from then until the settlement of any final acceptances under the Offer, no action may be taken by either party which would otherwise have given rise to an adjustment under this Schedule 5.

12.	The intended operation of this Schedule 5 is illustrated in the following worked examples:

13.	Example 1. Barclays issues 1,000m new shares at £5.25

Value per Barclays share on Calculation Date	£7.135
Number of Barclays shares issued and outstanding on Calculation Date	6,389m
Ordinary Share Exchange Ratio	2.13
EUR-GBP exchange rate on Calculation Date	€1.48
Ordinary Share Cash Consideration	€13.15
Ordinary Share Cash Consideration (expressed in GBP)	£8.89
Implied ABN AMRO share price on Calculation Date (expressed in GBP)	£24.08
Share price at which placement is made (expressed in GBP)	£5.25
Number of shares issued in the placement	1,000m
Number of Barclays shares outstanding post placement	7,389m
Adjusted Ordinary Exchange Ratio = (2.13 x 7.135) / ((7.135 x 6,389 + 1,000 x 5.25) / 7,389)	2.21

15

14.	Example 2. ABN AMRO pays a special dividend of €500m

Value per Barclays share on Calculation Date	£7.135
Ordinary Share Exchange Ratio	2.13
EUR-GBP exchange rate on Calculation Date	1.48
Ordinary Share Cash Consideration	€13.15
Ordinary Share Cash Consideration (expressed in GBP)	£8.89
Implied ABN AMRO share price on Calculation Date (expressed in GBP)	£24.08
Number of ABN AMRO shares issued and outstanding on Calculation Date	1,846m
Special dividend declared and paid by ABN AMRO	€500m
Adjusted Ordinary Exchange Ratio =((2.13 x 7.135 x 1,846 - 500 / 1.48) / 1,846 )/ 7.135	2.10

16

ANNEX D - ABN AMRO Press Release

IR / Press Release

Amsterdam, 23 July 2007

ABN AMRO - Offer Update

ABN AMRO confirms that it has received a proposal for a revised offer from Barclays (the "Revised Barclays Offer") and notes that the consortium of Fortis, RBS and Santander has formally launched its offer for ABN AMRO.

The Revised Barclays Offer includes amended offer terms and has introduced a significant cash element, together with a mix-and-match alternative. The proposed strategic cooperation with China Development Bank further enhances the growth opportunities of the combined group in the attractive Asian market and can result in creation of additional long-term value for ABN AMRO shareholders.

ABN AMRO welcomes the opportunity for shareholders to consider two competing proposals on a level playing field.

As announced previously, ABN AMRO confirms that its Managing and Supervisory Boards will act in the best interests of all stakeholders, including shareholders, and will assess both offers in a fair and transparent manner.

Certain technical amendments to the merger protocol with Barclays will be filed with the SEC later today, and will be available on the ABN AMRO website (www. ABN AMRO.com). Further announcements will be made in the near future, including as to a recommendation by the Managing and Supervisory Boards of ABN AMRO.

Press contact: +31 20 6288900
IR contact: +31 20 6287835

This is an announcement pursuant to article 9b paragraph 1 of the Dutch Securities Markets Supervision Decree (Besluit toezicht effectenverkeer 1995).

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Cautionary statement regarding forward-looking statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO Holding N.V. ("ABN AMRO"). Forward-looking statements therefore speak only as of the date they are made, and we take

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 9140), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245

no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward looking statement. Such factors include, without limitation, the consummation of our proposed merger with Barclays PLC ("Barclays"); the completion of our proposed disposition of LaSalle; the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; the outcome of ongoing criminal investigations and other regulatory initiatives related to compliance matters in the United States and the nature and severity of any sanctions imposed; and other risks referenced in our filings with the US Securities and Exchange Commission. For more information on these and other factors, please refer to Part I: Item 3.D "Risk Factors" in our Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the US Securities and Exchange Commission. The forward-looking statements contained in this announcement are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Additional Information and Where to Find it
In connection with the proposed business combination transaction between Barclays and ABN AMRO, Barclays expects that it will file with the US Securities and Exchange Commission a Registration Statement on Form F-4 which will contain a prospectus, a Tender Offer Statement on Schedule TO and other relevant materials. In addition, ABN AMRO expects that it will file with the US Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available.

INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain a free copy of such filings without charge, at the SEC's website
(http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays and ABN AMRO, without charge, once they are filed with the SEC.

The publication and distribution of this document and any separate documentation regarding the intended Offer, the making of the intended Offer and the issuance and offering of shares may, in some jurisdictions, be restricted by law. This document is not being published and the intended Offer is not being made, directly or indirectly, in or into any jurisdiction in which the publication of this announcement and the making of the intended Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this announcement should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction.